UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                         Pacific Rim Entertainment, Inc.
                         -------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    694799305
                                    ---------
                                 (CUSIP Number)

                                 Jack Leadbeater
                            1661 East Camelback Road
                                    Suite 245
                             Phoenix, Arizona 85016
                             ----------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 22, 1997
                                -----------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
Note: No fee is being paid due to the elimination of the fee pursuant to the Revenue Reconciliation Act.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Jack Leadbeater ("Leadbeater")

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              A   [  ]
                                                                       B   [  ]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         SC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

                                          7.  SOLE VOTING POWER
                 NUMBER OF                     664,000 shares of Common Stock
                   SHARES
                BENEFICIALLY              8.  SHARED VOTING POWER
                  OWNED BY                     1,500,000 shares of Common Stock
                    EACH                       See Item 6(1)
                 REPORTING
                   PERSON                 9.  SOLE DISPOSITIVE POWER
                    WITH                       664,000 shares of Common Stock

                                          10.  SHARED DISPOSITIVE POWER

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         664,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                            [X]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         13.2%

14.      TYPE OF REPORTING PERSON
         IN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

Item 1: Security and Issuer.

This Schedule 13D relates to the Common Stock of Pacific Rim Entertainment, Inc. ("Issuer"), $.01 par value per share (the "Common Stock"). The principal executive offices of the Issuer are located at 1661 East Camelback Road, Suite 245, Phoenix, Arizona 85016.

Item 2: Identity and Background.

     The filer of this Schedule 13D is Jack Leadbeater ("Leadbeater"), an individual whose business address is 1661 East Camelback Road, Suite 245, Phoenix, Arizona 85016. Leadbeater is presently the Chairman and Chief Executive Officer of the Issuer.

     During the past five years, Leadbeater has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors) of the type which would require disclosure of the type identified in Item 2(d) of the Schedule 13D.

     During the past five years, Leadbeater has not been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction of the type which would require disclosure of the type identified in Item 2(e) of the Schedule 13D.

Item 3: Source and Amount of Funds or Other Consideration.

     The Common Stock owned by Leadbeater and disclosed on this Schedule 13D were received by Leadbeater pursuant to the terms of an Agreement and Plan of Merger dated November 5, 1997 ("Merger Agreement") by and among the Issuer, PR Acquisition Corp., Osage Computer Group, Inc. ("Osage") and the shareholders of Osage (the "Merger"). The consideration paid by Leadbeater for the issuance of the Common Stock disclosed herein is more fully described in the Issuer's Current Report on Form 8-K, dated December 22, 1997 ("Form 8-K"), under the heading "Description of the Securities Issued in the Merger," which is incorporated by reference herein.

Item 4: Purpose of Transaction.

     Any securities of the Issuer acquired by Leadbeater will be for investment purposes.

     Except as set forth below, Leadbeater currently has no plans or proposals which would result in any of the actions described in Item 4(a)-(j) of the
Schedule 13D.

                  (a) Pursuant to the terms of the Merger Agreement, Leadbeater may acquire additional shares of Common Stock of the Issuer, provided the Issuer achieves certain financial performance criteria as such criteria are disclosed in the Merger Agreement, under the heading "Merger Consideration"

                  (d) Pursuant to the terms of the Merger Agreement, Leadbeater, together with the other former shareholders of Osage who are the beneficial owners of the outstanding shares of the Series B $3.00 Convertible Preferred Stock, is entitled to elect a majority of the Board of Directors, provided the Issuer achieves certain financial performance criteria, as such rights are disclosed in the Issuer's Certificate of Designation, Preferences and Rights of the Series B $3.00 Convertible Preferred Stock attached to the Merger Agreement as Exhibit 1.3(a)(iv).

                  (e) Pursuant to the terms of the Merger Agreement, changes in the capitalization of the Issuer may occur upon conversion of certain outstanding classes of preferred stock, as such classes are described in the Merger Agreement, under the heading "Merger Consideration."

Item 5: Interest in Securities of the Issuer.

                  (a)

                                      No. of Shares of             Percent of Common
         Beneficial Owner               Common Stock          Stock Beneficially Owned(*)
         ----------------             ----------------        ---------------------------

         Jack Leadbeater                 664,000(1)                      13.2%

----------------
*Based upon information that the Issuer provided to Leadbeater.

(1) This amount includes shares of Series B $3.00 Convertible Preferred Stock which may be converted into 207,500 shares of Common Stock, but does not include options to purchase 332,000 shares of Common Stock issued in conjunction with the Merger.

                  (b) Leadbeater has dispositive and voting power for all 664,000 shares of Common Stock and has shared voting power over 1,500,000 shares of Common Stock (See Item 6(1)).

                  (c)

Identity                 Date            Amount                         Price                Where Purchased
--------                 ----            ------                         -----                ---------------
Jack Leadbeater          12/22/97        664,000 shares of Common       See Item 3           Issuer Transaction
                                         Stock.  See Item 5(a)


                  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the Common Stock beneficially owned by Leadbeater.

                  (e) Not applicable.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Except as set forth below, Leadbeater has no contract, arrangement, understanding or relationship (whether or not legally enforceable) with any person with respect to any shares or other securities of any class of the Issuer.

                  1. Pursuant to the terms of the Merger Agreement, 1,500,000 shares of Common Stock of the Issuer were placed in a Voting Trust, that provides during the term of the Voting Trust, the shares are to be voted at the direction of the holders of the Series B $3.00 Convertible Preferred Stock, which includes Leadbeater. The terms of the Voting Trust are more fully described in the Merger Agreement, under the heading "Merger Consideration."

                  2. Pursuant to the terms of the Merger Agreement, certain of the shares of Common Stock, as well as other securities issued in the Merger, were granted registration rights, as such terms are more fully described in the Merger Agreement, under the heading "Agreements of the Parties - Registration Rights."

Item 7:           Material to be Filed as Exhibits.

                  1 Agreement and Plan of Merger dated November 5, 1997 ("Merger Agreement") by and among the Issuer, PR Acquisition Corp., Osage Computer Group, Inc. and the shareholders of Osage (incorporated by reference to Exhibit 2.1 of Issuer's current report on Form 8-K dated October 31, 1996 ("Osage 8-K").

                  2. First Amendment to Agreement and Plan of Merger dated December 19, 1997 (incorporated by reference to Exhibit 2.2 of the Osage 8-K).

                  3. Certificate of Designation, Preferences and Rights of Series B $3.00 Convertible Preferred Stock (incorporated by reference to Exhibit
3.4 of the Osage 8-K).

                  4. Form of Voting Trust Agreement (incorporated by reference to Exhibit 9.1 of the Osage 8-K).

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.



Date:  January 31, 1998                         By: /s/ Jack Leadbeater
                                                    ---------------------------
                                                    Jack Leadbeater